Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio amounts)

(Unaudited)

Nine Months Ended September 30,	2006	2005
Earnings:
Income before income taxes	$2,585	$2,057
Add:
Interest and other fixed charges, excluding capitalized interest	91	96
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	193	153
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	3	7
Less: Undistributed equity in earnings of investments accounted for under the equity method	16	9

Total earnings available for fixed charges	$2,859	$2,307

Fixed charges:
Interest and fixed charges	$102	$105
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	193	153

Total fixed charges	$295	$258

Ratio of earnings to fixed charges	9.69x	8.94x